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                     [Mariner Health Care, Inc. Letterhead]



                                  May 16, 2003



Dear Option Holder:

We are pleased to announce that Mariner Health Care is offering a stock option exchange program. Our board of directors has approved a program in which you can exchange any stock options you hold with an option exercise price of $20.12 per share for an equal number of options to be granted in the future under our 2002 Stock Incentive Plan, all as more fully described in the accompanying documents.

You should carefully read the accompanying offer to exchange and letter of transmittal, which collectively describe the terms of the offer, before you decide whether to tender any of your options for exchange. A tender of options involves risks that are further discussed in the offer to exchange. To tender options, you must properly complete and return to Dora Henderson the accompanying letter of transmittal before 12:00 midnight, Eastern time on June 13, 2003, unless this offer is extended.

If you have any questions about the offer, please call Victoria Fortman at (678) 443-7116.

                               Sincerely,


                               /s/ Terry O' Malley
                               -----------------------------------------
                               Terry O'Malley
                               Senior Vice President of Human Resources